# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: E2open Parent Holdings, Inc., CIK 0001800347
CUSIP: 29788T103
Title of class of securities: Class A Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 9600 Great Hills Trail, Suite 300E, Austin, Texas (TX), 78759
Date of event which requires filing of this statement: 05/25/2025
Filed by CIK 0001306507
Persons authorized to receive notices and communications: Chinh E. Chu, 200 Park Avenue, 58th Floor, New York, New York (NY), 10166, (212) 355-5515

## Reporting persons
- Chinh E. Chu (CIK 0001306507): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 0; shared voting power 13,843,591; sole dispositive power 0; shared dispositive power 13,843,591; aggregate amount beneficially owned 13,843,591 (4.5% of the class)
  Comment: The reported securities represent (i) 7,625,000 shares of Class A common stock, par value $0.0001 per share (the "Common Stock"), and 5,140,000 warrants to purchase Common Stock (the "Warrants") owned of record by CC Neuberger Principal Holdings I Sponsor LLC (the "Sponsor") and, (ii) 100,289 shares of Common Stock owned of record by CC Capital Holdings LP (ii) 978,302 shares of Common Stock owned of record by CC NB Sponsor 1 Holdings LLC ("CC"), for which Mr. Chu Person is deemed to have beneficial ownership. The percentage of beneficial ownership is calculated based on 310,168,075 shares of Common Stock issued and outstanding as of April 25, 2025, as reported on the Issuer's Current Report on Form 10-K, filed on April 29, 2025 and assumes the exercise of the Warrants.
- CC NB Sponsor 1 Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,743,302; sole dispositive power 0; shared dispositive power 13,743,302; aggregate amount beneficially owned 13,743,302 (4.4% of the class)
  Comment: The reported securities represent (i) 7,625,000 shares of Common Stock and 5,140,000 Warrants owned of record by the Sponsor, for which CC is deemed to have beneficial ownership and (ii) 978,302 shares of Common Stock owned of record by CC. The percentage of benenficial ownership is calculated based on 310,168,075 shares of Common Stock issued and outstanding as of April 25, 2025, as reported on the Issuer's Current Report on Form 10-K, filed on April 29, 2025 and assumes the exercise of the Warrants.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value
Name of issuer: E2open Parent Holdings, Inc.
Address of issuer's principal executive offices: 9600 Great Hills Trail, Suite 300E, Austin, Texas (TX), 78759
Comment: Chinh E. Chu and CC NB Sponsor 1 Holdings LLC (each a "Reporting Person" and together the "Reporting Persons") are filing this Amendment No. 3 (the "Amendment") to amend and supplement the Statement on Schedule 13D relating to the Class A Common Stock, $0.0001 par value per share ("Common Stock"), of E2open Parent Holdings, Inc., a Delaware corporation ("E2open" or the "Issuer"), filed by the Reporting Persons with the SEC on February 22, 2021 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed by the Reporting Persons with the SEC on June 1, 2021 ("Amendment No. 1") and Amendment No. 2 filed by the Reporting Persons with the SEC on September 10, 2021 (such Amendment, together with the Original Schedule 13D and Amendment No. 1, the "CC Schedule 13D"). Capitalized terms not defined herein have the meanings given to such terms in the CC Schedule 13D. Except as set forth herein, the CC Schedule 13D is unmodified.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 4 of the CC Schedule 13D is hereby amended and supplement to add the following at the end thereof:

Agreement and Plan of Merger

On May 25, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with WiseTech Global Limited, an Australian public company limited by shares ("Parent"), Emerald Parent Merger Sub Corp., a Delaware corporation and a wholly owned Subsidiary of Parent ("Company Merger Sub"), Emerald Holdings Merger Sub LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent ("Holdings Merger Sub"), the Issuer and E2Open Holdings, LLC, a Delaware limited liability company ("Holdings").

The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, (i) Holdings Merger Sub will be merged with and into Holdings, with Holdings being the surviving company, collectively owned, directly or indirectly, by Parent (the "Holdings Merger"), (ii) immediately following consummation of the Holdings Merger, Company Merger Sub will be merged with and into the Issuer, with the Issuer being the surviving company and a wholly-owned subsidiary of Parent (the "Company Merger", and together with the Holdings Merger, the "Mergers").

The Merger Agreement contains customary representations, warranties and covenants for a transaction of this type.

Following the execution of the Merger Agreement, the Reporting Persons and certain other stockholders of the Issuer executed and delivered to the Issuer a written consent (the "Written Consent") approving and adopting the Merger Agreement and the transactions contemplated thereby, including the Mergers. As a result of the execution and delivery of the Written Consent, the holders of at least a majority of the outstanding shares of Class A Common Stock and Class V Common Stock (voting as a single class) thereon have adopted and approved the Merger Agreement.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 99.1 to this Amendment and hereby incorporated into this Item 4 by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the CC Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in rows (11) and (13) of the cover pages of this Amendment is incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: Not Applicable.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

None of the Reporting Persons has effected any transactions in Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of the date of this Statement, none of the Reporting Persons beneficially owns more than five percent of the outstanding shares of Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Item 6 of the CC Schedule 13D is hereby amended and supplemented by adding the following thereto.

The additional information furnished in Item 4 of this Amendment is incorporated into this Item 6 by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Agreement and Plan of Merger, dated as of May 25, 2025, by and among WiseTech Global Limited, Emerald Parent Merger Sub Corp., Emerald Holdings Merger Sub LLC, E2Open Parent Holdings, Inc. and E2Open Holdings, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer reporting events that occurred on May 25, 2025).

## Signatures
- Chinh E. Chu: /s/ Chinh E. Chu, Chinh E. Chu (05/27/2025)
- CC NB Sponsor 1 Holdings LLC: /s/ Chinh E. Chu, Chinh E. Chu / President & Senior Managing Director (05/27/2025)